UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                               ViewCast Com, Inc.
                    (formerly Multimedia Access Corporation)
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  6254 44 10 4
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                                 (CUSIP Number)




                Brian Bookmeier, President, Tadeo Holdings, Inc.
                   5 Hanover Square, New York, New York 10004
                                  212-271-8511
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 17, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13.d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 6254 44 10 4                             13D/A

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Tadeo Holdings, Inc.
       IRS Employer Identification Number 95-4228470

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)  [  ]
                                                         (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS (See Instructions)


       00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            533,334
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             N/A
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             533,334
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       N/A

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       533,334

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.2%

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  14   TYPE OF REPORTING PERSON (See Instructions)

       CO


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


                                  Schedule 13D/A


Item 1.  Security and Issuer

         This Schedule 13-D/A is filed with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of ViewCast Com, Inc. (formerly Multimedia Access Corporation), a Delaware Corporation ("Company"). The principal office of the Company is 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234.


Item 2.  Identity and Background

         This Schedule 13D/A is filed on behalf of Tadeo Holdings, Inc.("Tadeo") a Delaware corporation.

         Tadeo is a corporation organized in Delaware. Tadeo's principal office is 5 Hanover Square, New York, New York 10004. Tadeo is a holding company that owns, as wholly-owned subsidiaries, Astratek, Inc. ("Astratek") and Tadeo E-Commerce Corp. ("Tadeo E"). Astratek develops and markets computer network products and provides consulting services in connection with computer network issues. Tadeo E, a newly formed corporation, is engaged in the business of web page design and electronic commerce consulting, as well as the creation and operation of electronic commerce businesses.

         During the last five years, Tadeo has not been convicted in a criminal proceeding.

         During the last five years, Tadeo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction

         In April and May 1999, Tadeo sold privately an aggregate of 466,666 shares of the 1,000,000 shares of Company Common Stock that it acquired from the Company on September 24, 1998.


Item 5.  Interest in Securities of the Issuer

         Tadeo owns beneficially and of record 533,334 shares of Common Stock of the Company (the "Shares"), constituting 4.2% thereof, which Shares were acquired as a result of the stock for stock swap transaction between the Company and Tadeo. Tadeo has the sole power to vote, and sole power to dispose of the Shares.

         Tadeo acquired the Shares in a Stock Purchase Agreement dated September 24, 1998. The Shares were acquired in consideration for the issuance to the Company of 1,240,310 shares of Tadeo common stock having a market value of $2,000,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements or understandings between Tadeo and any person(s) with respect to any securities of the Company.


Item 7.  Materials to be Filed as Exhibits

N/A

                                   Signature


         After reasonably inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 16, 1999


                                             TADEO HOLDINGS, INC.



                                             By:/s/Brian Bookmeier
                                                 Brian Bookmeier, President